NO ACT

DC
P.E.
1-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023799

January 29, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/29/2008

Re: Moody's Corporation

Dear Mr. Mueller:

This is in regard to your letter dated January 23, 2008 concerning the shareholder proposal submitted by Nick Rossi for inclusion in Moodys' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Moody's will include the proposal in its proxy materials, and that Moody's therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 28, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 63852-00013

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian, as Represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Moody's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi as custodian (the "Proponent"), designating John Chevedden as his representative.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to

inform the Proponent and his representative that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal as well as related correspondence with the Proponent and his representative, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company on November 8, 2007, via facsimile. The Company received the Proposal on November 8, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b) and the Company has informed us that the Proponent does not appear in its transfer agent's records as a record holder of the Company's stock.

Accordingly, the Company sought verification from the Proponent's representative of the Proponent's eligibility to submit the Proposal. Specifically, the Company sent a letter via email on November 19, 2007, and via Federal Express on November 20, 2007, both of which were within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent's representative of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency, specifically that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice requests that the Proponent "provide proof of ownership that satisfies the requirements of Rule 14a-8" and further states:

> In order to comply with the aforesaid rules, appropriate documentation must be sent to [the Company] within 14 calendar days after receipt of this letter by [the Proponent's representative]. As explained in Rule 14a-8(b), appropriate documentation may be in the form of:
>
> - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, as of the date the proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or

- if [the Proponent] has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that [the Proponent] continuously held the required number of shares for the one-year period.

The Company's email tracking records confirm delivery of the Deficiency Notice to the Proponent's representative via email at 4:53 p.m. on November 19, 2007. *See* Exhibit C. Federal Express records confirm delivery of the Deficiency Notice to the Proponent's representative at 1:21 p.m. on November 21, 2007. *See* Exhibit C.

On December 4, 2007, the Proponent's representative submitted letters from Charles Schwab and Morgan Stanley, both dated November 26, 2007, purporting to substantiate the Proponent's eligibility to submit the Proposal (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit D. The Proponent's Response, which was received by the Company on December 4, 2007, indicated that the Proponent deposited 1,200 shares of the Company's stock into a Morgan Stanley account on February 12, 2007. The Proponent's Response further indicated that the Proponent transferred those 1,200 shares of Company stock from his Morgan Stanley account to a Charles Schwab account on November 8, 2007.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed To Establish the Requisite Eligibility To Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on November 8, 2007. On November 19, 2007, and November 20, 2007, both of which were within 14 days of receiving the Proposal, the Company timely sent the Deficiency Notice via email and via Federal Express, respectively. The Proponent's representative received the Deficiency Notice by email on November 19, 2007, and by Federal Express on November 21, 2007. The Proponent's Response, dated December 4, 2007, indicated that 1,200 shares of the Company's stock was

deposited by the Proponent into a Morgan Stanley account on February 12, 2007, and transferred into a Charles Schwab account on November 8, 2007. Because the Proposal was submitted on November 8, 2007, and the Proponent's Response only substantiates ownership since February 12, 2007, the Proponent has failed to provide evidence that he has satisfied the requirement in Rule 14a-8(b) that the shares be held continuously for at least one year by the date the Proposal was submitted to the Company.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent's representative in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent provide evidence of his continuous ownership of Company stock for at least one year;

- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);

- that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent's representative received the Deficiency Notice; and

- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp. (Koloski)* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has concurred in the exclusion of stockholder proposals where at the time the proponent submitted the proposal, the proponent did not own for one year $2,000 in market value, or 1%, of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). *AT&T Inc. (Morse)* (avail. Jan. 18, 2007); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). *See also Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a proposal where "the proponent appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal as required by rule 14a-8(b)"); *General Motors Corp.* (avail. Mar. 20, 2001) (concurring in the exclusion of a proposal, noting that "the proponent does not satisfy the minimum ownership requirement for the one year period specified in rule 14a-8(b)"). Similarly here, the Proponent has not satisfied his burden of proving his eligibility to submit the Proposal based on his

continuous ownership for at least one year of the requisite amount of Company stock as required by Rule 14a-8(b).

Moreover, the Proponent's representative should be well aware of the need to demonstrate compliance with the continuous ownership requirements of Rule 14a-8. The Staff has, on numerous occasions, determined that stockholders represented by the Proponent's representative failed to satisfy the ownership requirements of Rule 14a-8(b) in order to be eligible to submit stockholder proposals. *See, e.g., General Motors Corp. (Koloski)* (avail. Apr. 5, 2007); *Intel Corp.* (avail. Feb. 1, 2005); *Moody's Corp.* (avail. Mar. 7, 2002) (in each case, concurring in the exclusion of stockholder proposals submitted by the Proponent's representative, noting that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirements for the one-year period as required by rule 14a-8(b)). *See also, e.g., Sabre Holdings Corp.* (avail. Jan. 28, 2004); *The Dow Chemical Co.* (avail. Feb. 26, 2002) (both concurring in the exclusion of a proposal submitted by the Proponent's representative under Rule 14a-8(b) "because at the time the proponent submitted the proposal, the proponent did not own for one year at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting").

Thus, despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite one-year continuous ownership of Company stock as of the date the Proposal was submitted to the Company. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Jane Clark, the Company's Corporate Secretary, at (212) 553-0300.

Sincerely,

Ronald O. Mueller

ROM/ggw
Enclosures

cc: Jane Clark, Moody's Corporation
Elizabeth McCarroll, Moody's Corporation
John Chevedden

100353601_4.DOC

EXHIBIT A

Nick Rossi, Custodian

P.O Box 249
Boonville, CA 95415-0249

Mr. Raymond W. McDaniel
Chairman
Moody's Corporation (MCO)
99 Church St
New York NY 10007

Rule 14a-8 Proposal

Dear Mr. McDaniel,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Jane B. Clark <jane.clark@moodys.com>
Corporate Secretary
Phone: 212 553-0300
Fax: 212 553-7194
T: 212-553-1079
FX: 212-553-0882
F: 212-553-0990
Felix Sotomayer <felix.sotomayor@moodys.com>
PH: 212-553-7932
FX: 212-553-7840
FX: 212-298-7194

[MCO: Rule 14a-8 Proposal, November 8, 2007]
3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. This topic was receiving the highest yes-vote average of any shareholder proposal topic in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
  4) Elect each director annually.
  5) Elect any director through a majority vote.

Additionally:

- We could only cast a ballot regarding two of our directors in 2007.
- In 2008 we were scheduled to vote on only 3 directors:
  Mr. Glauber
  Ms. Newcomb
  Mr. Mack
- We had a poison pill with a 15% trigger.
- Mr. Wulff, serving on 5 boards and who we will not be able to cast a vote for or against in 2008, held seats on boards rated D by The Corporate Library:
  Fannie Mae (FNM)
  Celanese Corp. (CE)

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Nick Rossi, Custodian, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

Moody's Corporation

7 World Trade Center at 250 Greenwich Stre
New York, New York 10007

Elizabeth M. McCarroll
Counsel
Tel: 212.553.3664
Fax: 212.298.6025
E-mail: elizabeth.mccarroll@moodys.com

November 19, 2007

VIA EMAIL AND REGULAR MAIL

Nick Rossi, Custodian
P.O. Box 249
Boonville, California 95415-0249

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Proposal

Dear Messsr. Rossi and Chevedden,

Moody's Corporation (the "Company") received your shareholder proposal via facsimile on November 8, 2007. Since that time, the Company has not been able to determine whether you have satisfied the Rule 14a-8 minimum ownership requirements. For that reason, the Company requests that you provide proof of ownership that satisfies the requirements of Rule 14a-8, a copy of which is attached hereto for your information and reference.

In particular, pursuant to Rule 14a-8(b) and Rule 14a-8(f) of Regulation 14A and 14C of the Securities Exchange Act of 1934, we are requesting documentary support evidencing Mr. Rossi's ownership of at least $2,000 in market value or 1% of Moody's common stock and that Mr. Rossi has been the beneficial owner of such common stock continuously for one or more years.

In order to comply with the aforesaid rules, appropriate documentation must be sent to us within 14 calendar days after receipt of this letter by you. As explained in Rule 14a-8(b), appropriate documentation may be in the form of:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, as of the date the proposal was submitted, Mr. Rossi continuously held the requisite number of Company shares for at least one year; or
- if Mr. Rossi has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Rossi continuously held the required number of shares for the one-year period.

Failure to comply with these rules on a timely basis would allow Moody's to exclude the proposal from its proxy materials.

Please direct a copy of this information to my attention. If convenient, you may feel free to fax a copy of the proof of ownership to (212) 298-6025. Thank you.

Regards,

E M Carroll

Elizabeth M. McCarroll
Counsel

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

McCarroll, Elizabeth

From: McCarroll, Elizabeth
Sent: Monday, November 19, 2007 4:36 PM
To: 'olmsted7p@earthlink.net'; 'olmsted7@earthlink.net'
Cc: Clark, Jane
Subject: Rule 14a-8 Proposal - Moody's Corporation

Dear Mr. Chevedden,

Attached, plase find a letter in connection with the shareholder proposal that was faxed to us. Should you have any questions, please contact me at 212-553-3664.

Thank you,
Elizabeth McCarroll

Shareholder Proposal Letter (1...

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EXHIBIT D

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 26, 2007

Nick Rossi Cust for Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415-0249

RE: [redacted]

Dear Nick,

Nick Rossi deposited the following securities to the above Morgan Stanley custodial account ______. The account registration is Nick Rossi custodian for Katrina Wobbolding UTMA/CA. The date of deposit or corporate activity is also included. All securities were transferred from Morgan Stanley on November 8, 2007. The account is now closed.

Altria Group Inc.
2/12/2007 – received 500.000 shares

Avalonbay Comm In.
2/12/2007 – received 200.000 shares

Bank of America
2/12/2007 – received 600.000 shares

Gartner Group Inc. Class B
2/12/07 – received 156.000 shares
3/27/07 – conversion of 156.000 shares Gartner Group Inc Class B
To 156.000 shares of Gartner Group Inc

Hewlett Packard
2/12/07 – received 206.000 shares

IMS Health Inc
2/12/07 – received 1200.000 shares

Kraft Foods Inc Cl A
3/30/07 – received 346.000 shares as spin-off of Altria Group Inc.

Monsanto Co/New
2/12/07 – received 410.000 shares

Moodys Corp
2/12/07 – received 1200.000 shares

Pfizer Inc
2/12/07 – received 2000.000 shares

RH Donnelley Corp New
2/12/07 – received 120.000 shares

Safeway Inc Com New
2/12/07 – received 235.000 shares

Telefonos De Mx Sa De Cv Adr
2/12/07 – received 600.000 shares

Sincerely,

Mark Christensen
Vice President
Financial Advisor

The information and data in this report were obtained from sources deemed reliable. Their accuracy and completeness is not guaranteed and the giving of the same is not deemed a solicitation on our part with respect to the purchase or sale of any securities or commodities.

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC

charles SCHWAB

November 26, 2007

Nick Rossi
Po Box 249
Boonville, CA 95415

Nick Rossi,

Nick Rossi transferred the following assets in his custodial account with Katrina Wubbolding as the benefiting minor on November 8, 2007.

1000 shares of Monsanto (MON)
500 shares of Altria (MO)
346 shares of Kraft (KFT)
600 shares of Telefon de Mexico (TMX)
600 shares of Bank of America (BAC)
156 shares of Gartner (IT)
1200 shares of Moody's (MCO)
235 shares of Safeway (SFY)
200 shares of Avalon Bay REIT (AVB)
206 shares of Hewlett Packard (HPQ)
2000 shares of Pfizer (PFE)
1200 shares IMS Health (RX)
120 shares of Donnelley Corp (RHD)

Post-it® Fax Note 7671	Date	# of pages ▶
To Jean Clark	From John Chevalier	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7572	
Fax # 212-553-0990	Fax #	

298-7199 212-298-6025

charles SCHWAB

All quantities continue to be held in Katrina's account as of the date of this letter.

Sincerely,

Derek Fox
VP - Financial Consultant
2423 E Lincoln Dr
Phoenix, AZ 85016

+1 (888) 298-0547

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Moody's Corporation (MCO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

The company December 28, 2007 no action request is at least materially incomplete.

The company failed to note that in 2006 and in part of 2007 that the company knew that this stockholding was on the books and records of the company.

The company apparently did not even ask for any broker letter whatsoever for the 2007 proxy-published rule 14a-8 proposal by Nick Rossi, custodian. This seems to be supported by this exchange of email messages, apparently necessitated by the company not asking for any broker letter whatsoever for the 2007 proposal by Nick Rossi, custodian and additionally not even timely confirming receipt of the 2007 rule 14a-8 proposal submitted back on November 16, 2006:

------ Forwarded Message
From: "Clark, Jane" <Jane.Clark@moodys.com>
Date: Wed, 17 Jan 2007 13:22:09 -0500
To: J <olmsted7p@earthlink.net>
Conversation: (MCO) Rule 14a-8 Proposal
Subject: RE: (MCO) Rule 14a-8 Proposal

Dear Mr. Chevedden,

I can confirm that we did receive Mr. Rossi's proposal.

Regards,

Jane Clark

-----Original Message-----

From: J [mailto:olmsted7p@earthlink.net]

Sent: Tuesday, January 16, 2007 1:35 AM
To: Clark, Jane; Sotomayor, Felix
Subject: (MCO) Rule 14a-8 Proposal

Please confirm by January 17 that Mr. Nick Rossi's rule 14a-8 proposal for the 2007 annual meeting was received.
Sincerely,
John Chevedden

cc:
Nick Rossi

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Jane B. Clark <jane.clark@moodys.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Moody's Corporation (MCO)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Nick Rossi

Ladies and Gentlemen:

In further response to the company December 28, 2007 no action request, this is to emphasize that there is a continuous holding of company stock that supports this proposal. Initially during the one-year period the proponent's stock was shown on the books and records of the company. Then, as supported by the company's exhibits it was in the proponent's Morgan Stanley account and then in the proponent's Charles Schwab account. The company makes no claim to challenge this specific continuous ownership chain, although apparently the company hopes that no one will focus on this critical continuous link.

Returning to the text of the January 1, 2008 letter:
The company December 28, 2007 no action request is at least materially incomplete.

The company failed to note that in 2006 and in part of 2007 that the company knew that this stockholding was on the books and records of the company.

The company apparently did not even ask for any broker letter whatsoever for the 2007 proxy-published rule 14a-8 proposal by Nick Rossi, custodian. This seems to be supported by this exchange of email messages, apparently necessitated by the company not asking for any broker letter whatsoever for the 2007 proposal by Nick Rossi, custodian and additionally not even timely confirming receipt of the 2007 rule 14a-8 proposal submitted back on November 16, 2006:

> ------ Forwarded Message
> From: "Clark, Jane" <Jane.Clark@moodys.com>
> Date: Wed, 17 Jan 2007 13:22:09 -0500
> To: J <olmsted7p@earthlink.net>
> Conversation: (MCO) Rule 14a-8 Proposal
> Subject: RE: (MCO) Rule 14a-8 Proposal
>
> Dear Mr. Chevedden,
>
> I can confirm that we did receive Mr. Rossi's proposal.

Regards,

Jane Clark

-----Original Message-----

From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 16, 2007 1:35 AM
To: Clark, Jane; Sotomayor, Felix
Subject: (MCO) Rule 14a-8 Proposal

Please confirm by January 17 that Mr. Nick Rossi's rule 14a-8 proposal for the 2007 annual meeting was received.
Sincerely,
John Chevedden

cc:
Nick Rossi

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Jane B. Clark <jane.clark@moodys.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

RECEIVED
2008 JAN 29 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2008

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 63352-00013

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal of Nick Rossi, Custodian, as Represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 28, 2007, I requested that the staff of the Division of Corporation Finance (the "Staff") concur that Moody's Corporation (the "Company") could properly exclude from its proxy materials for its 2008 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") received from Nick Rossi as custodian, designating John Chevedden as his representative (the "Proponent"). A copy of the no-action request is attached hereto as Exhibit A.

Based on the additional information provided in the Proponent's letter to the Staff, dated January 1, 2008, regarding ownership not reflected in the documents originally furnished to the Company by the Proponent, the Company has determined to include the Proposal in its proxy materials for its 2008 Annual Meeting of Shareholders. Accordingly, I hereby withdraw the December 28, 2007, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8671 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

cc: Jane Clark, Moody's Corporation
Elizabeth McCarroll, Moody's Corporation
John Chevedden

100378759_1.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 28, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 63852-00013

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian, as Represented by John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Moody's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Nick Rossi as custodian (the "Proponent"), designating John Chevedden as his representative.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to

inform the Proponent and his representative that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal as well as related correspondence with the Proponent and his representative, is attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company on November 8, 2007, via facsimile. The Company received the Proposal on November 8, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b) and the Company has informed us that the Proponent does not appear in its transfer agent's records as a record holder of the Company's stock.

Accordingly, the Company sought verification from the Proponent's representative of the Proponent's eligibility to submit the Proposal. Specifically, the Company sent a letter via email on November 19, 2007, and via Federal Express on November 20, 2007, both of which were within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent's representative of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency, specifically that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice requests that the Proponent "provide proof of ownership that satisfies the requirements of Rule 14a-8" and further states:

> In order to comply with the aforesaid rules, appropriate documentation must be sent to [the Company] within 14 calendar days after receipt of this letter by [the Proponent's representative]. As explained in Rule 14a-8(b), appropriate documentation may be in the form of:
>
> - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, as of the date the proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or

- if [the Proponent] has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and a written statement that [the Proponent] continuously held the required number of shares for the one-year period.

The Company's email tracking records confirm delivery of the Deficiency Notice to the Proponent's representative via email at 4:53 p.m. on November 19, 2007. *See* Exhibit C. Federal Express records confirm delivery of the Deficiency Notice to the Proponent's representative at 1:21 p.m. on November 21, 2007. *See* Exhibit C.

On December 4, 2007, the Proponent's representative submitted letters from Charles Schwab and Morgan Stanley, both dated November 26, 2007, purporting to substantiate the Proponent's eligibility to submit the Proposal (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit D. The Proponent's Response, which was received by the Company on December 4, 2007, indicated that the Proponent deposited 1,200 shares of the Company's stock into a Morgan Stanley account on February 12, 2007. The Proponent's Response further indicated that the Proponent transferred those 1,200 shares of Company stock from his Morgan Stanley account to a Charles Schwab account on November 8, 2007.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed To Establish the Requisite Eligibility To Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on November 8, 2007. On November 19, 2007, and November 20, 2007, both of which were within 14 days of receiving the Proposal, the Company timely sent the Deficiency Notice via email and via Federal Express, respectively. The Proponent's representative received the Deficiency Notice by email on November 19, 2007, and by Federal Express on November 21, 2007. The Proponent's Response, dated December 4, 2007, indicated that 1,200 shares of the Company's stock was

deposited by the Proponent into a Morgan Stanley account on February 12, 2007, and transferred into a Charles Schwab account on November 8, 2007. Because the Proposal was submitted on November 8, 2007, and the Proponent's Response only substantiates ownership since February 12, 2007, the Proponent has failed to provide evidence that he has satisfied the requirement in Rule 14a-8(b) that the shares be held continuously for at least one year by the date the Proposal was submitted to the Company.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent's representative in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b), including that the Proponent provide evidence of his continuous ownership of Company stock for at least one year;
- the type of documentation necessary to demonstrate the Proponent's continuous ownership under Rule 14a-8(b);
- that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date the Proponent's representative received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp. (Koloski)* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff consistently has concurred in the exclusion of stockholder proposals where at the time the proponent submitted the proposal, the proponent did not own for one year $2,000 in market value, or 1%, of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). *AT&T Inc. (Morse)* (avail. Jan. 18, 2007); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). *See also Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a proposal where "the proponent appears to have failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal as required by rule 14a-8(b)"); *General Motors Corp.* (avail. Mar. 20, 2001) (concurring in the exclusion of a proposal, noting that "the proponent does not satisfy the minimum ownership requirement for the one year period specified in rule 14a-8(b)"). Similarly here, the Proponent has not satisfied his burden of proving his eligibility to submit the Proposal based on his

continuous ownership for at least one year of the requisite amount of Company stock as required by Rule 14a-8(b).

Moreover, the Proponent's representative should be well aware of the need to demonstrate compliance with the continuous ownership requirements of Rule 14a-8. The Staff has, on numerous occasions, determined that stockholders represented by the Proponent's representative failed to satisfy the ownership requirements of Rule 14a-8(b) in order to be eligible to submit stockholder proposals. *See, e.g., General Motors Corp. (Koloski)* (avail. Apr. 5, 2007); *Intel Corp.* (avail. Feb. 1, 2005); *Moody's Corp.* (avail. Mar. 7, 2002) (in each case, concurring in the exclusion of stockholder proposals submitted by the Proponent's representative, noting that the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirements for the one-year period as required by rule 14a-8(b)). *See also, e.g., Sabre Holdings Corp.* (avail. Jan. 28, 2004); *The Dow Chemical Co.* (avail. Feb. 26, 2002) (both concurring in the exclusion of a proposal submitted by the Proponent's representative under Rule 14a-8(b) "because at the time the proponent submitted the proposal, the proponent did not own for one year at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting").

Thus, despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite one-year continuous ownership of Company stock as of the date the Proposal was submitted to the Company. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or Jane Clark, the Company's Corporate Secretary, at (212) 553-0300.

Sincerely,

Ronald O. Mueller

ROM/ggw
Enclosures

cc: Jane Clark, Moody's Corporation
Elizabeth McCarroll, Moody's Corporation
John Chevedden

100353601_4.DOC

EXHIBIT A

Nick Rossi, Custodian

P.O Box 249
Boonville, CA 95415-0249

Mr. Raymond W. McDaniel
Chairman
Moody's Corporation (MCO)
99 Church St
New York NY 10007

Rule 14a-8 Proposal

Dear Mr. McDaniel,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

[signature] 10/5/07

cc: Jane B. Clark <jane.clark@moodys.com>
Corporate Secretary
Phone: 212 553-0300
Fax: 212 553-7194
T: 212-553-1079
FX: 212-553-0882
F: 212-553-0990
Felix Sotomayer <felix.sotomayor@moodys.com>
PH: 212-553-7932
FX: 212-553-7840
FX: 212-298-7194

[MCO: Rule 14a-8 Proposal, November 8, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won an impressive 72% yes-vote average at 24 major companies in 2007. This topic was receiving the highest yes-vote average of any shareholder proposal topic in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority under our multiple supermajority provisions of 80%. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported (and certain concerns are noted):

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
  4) Elect each director annually.
  5) Elect any director through a majority vote.

Additionally:

- We could only cast a ballot regarding two of our directors in 2007.
- In 2008 we were scheduled to vote on only 3 directors:
  Mr. Glauber
  Ms. Newcomb
  Mr. Mack
- We had a poison pill with a 15% trigger.
- Mr. Wulff, serving on 5 boards and who we will not be able to cast a vote for or against in 2008, held seats on boards rated D by The Corporate Library:
  Fannie Mae (FNM)
  Celanese Corp. (CE)

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:

Nick Rossi, Custodian, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

Moody's Corporation

7 World Trade Center at 250 Greenwich Stre
New York, New York 10007

Elizabeth M. McCarroll
Counsel
Tel: 212.553.3684
Fax: 212.298.6025
E-mail: elizabeth.mccarroll@moodys.com

November 19, 2007

VIA EMAIL AND REGULAR MAIL

Nick Rossi, Custodian
P.O. Box 249
Boonville, California 95415-0249

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Rule 14a-8 Proposal

Dear Messsr. Rossi and Chevedden,

Moody's Corporation (the "Company") received your shareholder proposal via facsimile on November 8, 2007. Since that time, the Company has not been able to determine whether you have satisfied the Rule 14a-8 minimum ownership requirements. For that reason, the Company requests that you provide proof of ownership that satisfies the requirements of Rule 14a-8, a copy of which is attached hereto for your information and reference.

In particular, pursuant to Rule 14a-8(b) and Rule 14a-8(f) of Regulation 14A and 14C of the Securities Exchange Act of 1934, we are requesting documentary support evidencing Mr. Rossi's ownership of at least $2,000 in market value or 1% of Moody's common stock and that Mr. Rossi has been the beneficial owner of such common stock continuously for one or more years.

In order to comply with the aforesaid rules, appropriate documentation must be sent to us within 14 calendar days after receipt of this letter by you. As explained in Rule 14a-8(b), appropriate documentation may be in the form of:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, as of the date the proposal was submitted, Mr. Rossi continuously held the requisite number of Company shares for at least one year; or
- if Mr. Rossi has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Rossi continuously held the required number of shares for the one-year period.

Failure to comply with these rules on a timely basis would allow Moody's to exclude the proposal from its proxy materials.

Please direct a copy of this information to my attention. If convenient, you may feel free to fax a copy of the proof of ownership to (212) 298-6025. Thank you.

Regards,

E M McCarroll

Elizabeth M. McCarroll
Counsel

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT C

McCarroll, Elizabeth

From: McCarroll, Elizabeth
Sent: Monday, November 19, 2007 4:36 PM
To: 'olmsted7p@earthlink.net'; 'olmsted7@earthlink.net'
Cc: Clark, Jane
Subject: Rule 14a-8 Proposal - Moody's Corporation

Dear Mr. Chevedden,

Attached, plase find a letter in connection with the shareholder proposal that was faxed to us. Should you have any questions, please contact me at 212-553-3664.

Thank you,
Elizabeth McCarroll

Shareholder Proposal Letter (1...

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EXHIBIT D

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 26, 2007

Nick Rossi Cust for Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415-0249

RE:

Dear Nick,

Nick Rossi deposited the following securities to the above Morgan Stanley custodial account ________. The account registration is Nick Rossi custodian for Katrina Wobbolding UTMA/CA. The date of deposit or corporate activity is also included. All securities were transferred from Morgan Stanley on November 8, 2007. The account is now closed.

Altria Group Inc.
2/12/2007 – received 500.000 shares

Avalonbay Comm In.
2/12/2007 – received 200.000 shares

Bank of America
2/12/2007 – received 800.000 shares

Gartner Group Inc. Class B
2/12/07 – received 156.000 shares
3/27/07 – conversion of 156.000 shares Gartner Group Inc Class B
To 156.000 shares of Gartner Group Inc

Hewlett Packard
2/12/07 – received 206.000 shares

IMS Health Inc
2/12/07 – received 1200.000 shares

Kraft Foods Inc Cl A
3/30/07 – received 346.000 shares as spin-off of Altria Group Inc.

Monsanto Co/New
2/12/07 – received 410.000 shares

Moodys Corp
2/12/07 – received 1200.000 shares

Pfizer Inc
2/12/07 – received 2000.000 shares

RH Donnelley Corp New
2/12/07 – received 120,000 shares

Safeway Inc Com New
2/12/07 – received 235,000 shares

Telefonos De Mx Sa De Cv Adr
2/12/07 – received 600,000 shares

Sincerely,

Mark Christensen
Mark Christensen
Vice President
Financial Advisor

The information and data in this report were obtained from sources deemed reliable. Their accuracy and completeness is not guaranteed and the giving of the same is not deemed a solicitation on our part with respect to the purchase or sale of any securities or commodities.

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC

charles SCHWAB

November 26, 2007

Nick Rossi
Po Box 149
Boonville, CA 95415

Nick Rossi,

Nick Rossi transferred the following assets in his custodial account with Katrina Wubbolding as the benefiting minor on November 8, 2007.

1000 shares of Monsanto (MON)
500 shares of Altria (MO)
346 shares of Kraft (KFT)
600 shares of Telefon de Mexico (TMX)
600 shares of Bank of America (BAC)
156 shares of Gartner (IT)
1200 shares of Moody's (MCO)
235 shares of Safeway (SFY)
200 shares of Avalon Bay REIT (AVB)
206 shares of Hewlett Packard (HPQ)
2000 shares of Pfizer (PFE)
1200 shares IMS Health (RX)
120 shares of Donnelley Corp (RHD)

Post-it® Fax Note 7671	Date	# of pages ▶
To Jane Clark	From John Chwedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7572	
Fax # 212-553-0990	Fax #	

245-7194   212-299-6025

charles SCHWAB

All quantities continue to be held in Katrina's account as of the date of this letter.

Sincerely,

Derek Fox
VP - Financial Consultant
2423 E Lincoln Dr
Phoenix, AZ 85016

+1 (888) 298-0547

END